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UNI[illegible]
SECURITIES AND E[illegible]
Washing[illegible]

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 14550

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/2015 (MM/DD/YY) AND ENDING 9/30/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brittingham, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5809 Kennett Pike
(No. and Street)

Wilmington (City) DE (State) 19807 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wheeler, Wolfenden & Dwares, PA
(Name – *if individual, state last, first, middle name*)

4550 New Linden Road, Suite 201, Wilmington, DE 19808
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen P. Sweeny, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brittingham, Inc., as of September 30, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRITTINGHAM, INC.

FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

September 30, 2016

CONTENTS


WW&D

WHEELER·WOLFENDEN·DWARES
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Brittingham, Inc.
Wilmington, Delaware

We have audited the accompanying financial statements of Brittingham, Inc. (a Delaware corporation) (the Company), which comprise the statement of financial condition as of September 30, 2016, and the related statements of operations, change in stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplementary information. Brittingham, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Brittingham, Inc. as of September 30, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

4550 New Linden Hill Road · Suite 201 · Linden Park · Wilmington, DE 19808 · Phone (302) 254-8240 · Fax (302) 254-8244
Members of the American Institute of Certified Public Accountants and the Delaware Society of Certified Public Accountants

To the Board of Directors and Shareholders
Brittingham, Inc.

The Computation of Net Capital Under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Brittingham, Inc.'s financial statements. The supplementary information is the responsibility of Brittingham, Inc.'s management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

November 29 2016
Wilmington, Delaware

BRITTINGHAM, INC.

STATEMENT OF FINANCIAL CONDITION

September 30, 2016

ASSETS

ASSETS		
Cash and cash equivalents	$	16,241
Investments		1,160,109
Prepaid assets		3,018
Other assets		19,778
TOTAL ASSETS	$	1,199,146

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	29,518
Total liabilities		29,518
STOCKHOLDERS' EQUITY		
Common stock – $1 par value, 1,500 shares authorized, 556 shares issued and outstanding		556
Additional paid-in capital		382,509
Retained earnings		786,563
Total stockholders' equity		1,169,628
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	1,199,146

The accompanying notes are an integral part of these financial statements.

BRITTINGHAM, INC.

STATEMENT OF OPERATIONS

For the Year Ended September 30, 2016

INCOME		
Security commissions	$	62,604
Commission expense		(20,731)
12b-1 fee income		141,642
Interest and dividends		114
Total income		183,629
EXPENSES		
Employee compensation and benefits		26,570
Communication costs		29,051
Occupancy and other equipment costs		48,743
Other expenses		35,328
Total expenses		139,692
NET INCOME	$	43,937

The accompanying notes are an integral part of these financial statements.

BRITTINGHAM, INC.

STATEMENT OF CHANGE IN STOCKHOLDERS' EQUITY

For the Year Ended September 30, 2016

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
Balance, September 30, 2015	$ 556	$ 382,509	$ 747,282	$ 1,130,347
Dividends paid	-	-	(4,656)	(4,656)
Net income	-	-	43,937	43,937
Balance, September 30, 2016	$ 556	$ 382,509	$ 786,563	$ 1,169,628

The accompanying notes are an integral part of these financial statements.

BRITTINGHAM, INC.

STATEMENT OF CASH FLOWS

For the Year Ended September 30, 2015

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	43,937
Adjustments to reconcile net income to net cash utilized by operating activities		
Increase in investments		(78,904)
Increase in prepaid assets		(21)
Decrease in other assets		537
Increase in accounts payable and accrued expenses		11,008
Net cash utilized by operating activities		(23,443)
CASH FLOWS FROM INVESTING ACTIVITIES		-
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends paid		(4,656)
Net cash utilized by financing activities		(4,656)
Net decrease in cash and cash equivalents		(28,099)
Cash and cash equivalents – beginning of year		44,340
Cash and cash equivalents – end of year	$	16,241

The accompanying notes are an integral part of these financial statements.

BRITTINGHAM, INC.

NOTES TO FINANCIAL STATEMENTS

September 30, 2016

NOTE A – NATURE OF ACTIVITIES AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Nature of Activities

Brittingham, Inc. (the Company) is a broker of securities and a member of the New York Stock Exchange. Rule 17a-5, under the *Securities Exchange Act of 1934,* requires broker-dealers to file a complete set of financial statements with the Securities and Exchange Commission (the Commission). The statements are required to cover the period since the immediately preceding filing with the Commission, and, accordingly, these financial statements are for the year ended September 30, 2016.

Transactions in securities, including the related security commissions, are recorded on a trade-date basis.

Marketable securities traded on a national exchange are valued at the last reported sale price on the last business day of the year; marketable securities traded on the over-the-counter market are valued at the mean between the last reported bid and asked price.

For the purposes of the statement of cash flows, the Company considers all highly liquid investment instruments with original maturities of three months or less to be cash equivalents. In the accompanying statement of cash flows, all short-term investments are considered cash equivalents.

2. Income Taxes

The Company, with the consent of its stockholders, has elected to be an S corporation under the *Internal Revenue Code* and similar state law. Under income tax rules related to S corporation status, items of income, deductions and credits generally pass through on a pro-rata basis to the stockholders. Therefore, no provision or liability for federal, state or local income taxes has been made.

The Company has adopted ASC 740-10, *Income Taxes*, as it relates to uncertain tax positions. Management has reviewed its current and past federal, state and local income tax positions and has determined, based on clear and unambiguous tax law and regulations, that the tax positions taken are certain and that there is no likelihood that a material tax assessment would be made if a respective government agency examined tax returns subject to audit. Accordingly, no provision for the effects of uncertain tax positions has been recorded.

NOTE A – NATURE OF ACTIVITIES AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2. Income Taxes (Continued)

   Currently, the 2013, 2014 and 2015 tax years are open and subject to examination by the Internal Revenue Service and the Delaware Division of Revenue. However, the Company is not currently under audit nor has the Company been contacted by these jurisdictions. Interest and penalties related to income taxes are included in income tax expense when incurred.

   Income taxes are calculated in accordance with ASC-740, *Income Taxes*. Under the liability method, deferred tax assets and liabilities are provided for temporary differences between the financial reporting basis and tax reporting basis of the Company's assets and liabilities. A valuation allowance is established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

3. Use of Estimates

   The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

4. Subsequent Events

   The Company has evaluated subsequent events through November 29, 2016, which is the date the financial statements were available to be issued.

NOTE B – INVESTMENTS

In the normal course of its business activities, the Company is subject to the rules and regulations of the New York Stock Exchange (NYSE) and the Commission. During fiscal 1998, Company management was informed that the Commission began an investigation of the activities of certain NYSE floor brokers, including the floor broker who formerly leased the Company's exchange seat. During fiscal 1999, the Commission subpoenaed certain documents from the Company.

The Company believes it has provided the Commission with all documents responsive to the subpoena that were in the possession, custody or control of the Company. The Company believes that the records given to the Commission were destroyed on September 11, 2001. The Commission has not informed the Company that it is a target of the investigation. Accordingly, the Company has no reason to believe any action will be taken against it or its floor broker; however, it is possible that should such actions, if any, prove to be successful, the cost to the Company could be material.

At September 30, 2016, investments consisted of money market funds totaling $1,160,109.

NOTE C – CUSTOMERS' ACCOUNTS

All customers' accounts are carried by a correspondent broker on a fully disclosed basis, and, accordingly, the Company is not required to maintain or compute a reserve pursuant to Rule 15c3-3 of the *Securities Exchange Act of 1934*.

NOTE D – NET CAPITAL

The Company, as a registered broker and dealer in securities, is subject to the Commission's Uniform Net Capital Rule 15c3-1.

Under the computation provided by Rule 15c3-1, the Company is required to maintain "net capital" equal to the greater of $250,000 or 6⅔% of "aggregate indebtedness." Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital, as those terms are defined in the Rule, shall not exceed 15 to 1. At September 30, 2016, the Company had a ratio of aggregate indebtedness to net capital of approximately .0262 to 1 and a net capital requirement of $250,000. Aggregate indebtedness and net capital, as defined, were $29,518 and $1,125,044, respectively, at September 30, 2016. The Company's current clearing agreement with National Financial Services (NFS) requires it to maintain minimum net capital of $100,000.

NOTE E – CONCENTRATIONS OF CREDIT RISK

The Company maintains cash balances in several financial institutions. Under the general deposit insurance rules, the Federal Deposit Insurance Corporation insured limit is $250,000 per depositor. The Securities Investor Protection Corporation insured limit is also $250,000 per depositor. At times, account balances may exceed insured limits. Amounts uninsured at September 30, 2016 totaled $910,109.

NOTE F – COMMITMENTS AND CONTINGENT LIABILITIES

The Company's operations are conducted in premises that are rented under a lease agreement with L. I. Holdings, Inc. (a related party). The agreement has been renewed each year since 1991 at the current prevailing market rate. Total rental payment made to L. I. Holdings, Inc. during 2016 was $40,545.

NOTE G – RELATED PARTIES

The Company receives a substantial portion of its security commissions from related parties, primarily Lumber Industries, Inc. and related affiliates, whose executive officers are also executive officers of the Company. Total security commissions earned from related parties for the fiscal year ended September 30, 2016 was $62,604.

NOTE H – PROFIT-SHARING PLAN

The Company has a profit-sharing plan for all eligible employees that provides for Company contributions at its discretion. However, contributions are limited to the amount allowable as a deduction for federal income tax purposes. A Company contribution of $1,800 was expensed in 2016.

NOTE I – CAPITAL STOCK

The Company has the right to purchase outstanding capital stock from the stockholders under certain conditions at an amount set forth in the Company's *Articles of Incorporation*. In addition, the stockholders are required to first offer the Company the option to purchase shares of capital stock before entering into an agreement to sell such shares.

NOTE J – INDEMNIFICATIONS

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE K – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

As discussed in Note C, the Company's customer's securities transactions are cleared on a fully disclosed basis by its clearing broker-dealers. The clearing broker-dealers carry all of the accounts of the customers of the Company and are responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions.

Off-balance sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealers may charge any losses they incur to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealers. The Company does not anticipate nonperformance by customers or it's clearing brokers. In addition, the Company has a policy of reviewing, as considered necessary, the clearing brokers with which it conducts business.

NOTE L – FAIR VALUE OF ASSETS AND LIABILITIES

The Company has adopted ASC 820, *Fair Value Measurements and Disclosures,* which provides the framework for measuring the fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.

The three levels of the fair value are as follows:

Level 1 – Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the entity has the ability to access at the measurement date.

Level 2 – Inputs other than quoted prices that are observable for the asset either directly or indirectly, including inputs in markets that are not considered to be active.

Level 3 – Inputs that are unobservable, including those that are not derived from market data or which cannot be corroborated by market data. The determination of the fair value for the investments included in the Level 3 category requires considerable subjectivity and estimation.

Fair values of assets and liabilities measured on a recurring basis at September 30, 2016 included investments of $1,160,109, all of which were considered Level 1.



SUPPLEMENTARY INFORMATION

BRITTINGHAM, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

September 30, 2016

Aggregate indebtedness		
Accounts payable and accrued expenses	$	29,518
Total aggregate indebtedness	$	29,518
Net capital		
Net worth		
Common stock	$	556
Additional paid-in capital		382,509
Retained earnings		786,563
Total net worth		1,169,628
Deductions		
Nonallowable assets		
Prepaid assets		3,018
Other assets		18,364
Total deductions		21,382
Net capital before haircuts on securities positions		1,148,246
Haircuts and undue concentration on securities computed pursuant to Rule 15c3-1		
Trading and investment securities		23,202
Net capital		1,125,044
Minimum capital required to be maintained ($250,000 or 6⅔% of aggregate indebtedness of $29,518)		250,000
Net capital in excess of requirements	$	875,044
Ratio of aggregate indebtedness to net capital		2.62%

The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of September 30, 2016, as filed by Brittingham, Inc. with the New York Stock Exchange on October 19, 2016.